UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated November 17, 2021

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____.

This Report on Form 6-K contains a Stock Exchange Announcement dated 17 November 2021 entitled ‘SHARE BUYBACK PROGRAMME’.

RNS Number : 7412S

Vodafone Group Plc

17 November 2021

17 November 2021

SHARE BUYBACK PROGRAMME

In March 2019, Vodafone Group Plc ('Vodafone') issued a two-tranche mandatory convertible bond ('MCB'), the first tranche of which (£1,720,000,000 1.20 per cent. Subordinated Mandatory Convertible Bonds; ISIN XS1960588850) matured on 12 March 2021, and the second tranche of which is due to mature in March 2022. In order to satisfy the conversion of the first tranche of the MCB, 1,426,710,898 shares were issued from existing shares held in treasury. Between (i) 22 March 2021 and 18 May 2021, (ii) 19 May 2021 and 23 July 2021, and (iii) 26 July 2021 and 17 November 2021, Vodafone undertook irrevocable and non-discretionary share buy-back programmes to reduce the issued share capital of Vodafone to partially offset the increase in the issued share capital as a result of the maturing of the first tranche of the MCB (the 'Programmes'). Vodafone today announces it will commence a new irrevocable and non-discretionary share buy-back programme (the 'New Programme'). The sole purpose of the New Programme is to further reduce the issued share capital of Vodafone to offset the increase in the issued share capital as a result of the maturing of the first tranche of the MCB. Following completion of the New Programme, the increase in the issued share capital as a result of the maturing of the first tranche of the MCB will be fully offset.

Further details of the New Programme

Vodafone has given irrevocable and non-discretionary instructions to Goldman Sachs International ('Goldman Sachs') in relation to the New Programme, which will commence on 18 November 2021 and will end no later than 8 March 2022 (the 'Designated Period'). Goldman Sachs will act as principal during the New Programme and will make its trading decisions concerning the timing of the purchases of Vodafone's ordinary shares independently of Vodafone.

The number of ordinary shares permitted to be purchased by Vodafone, pursuant to the authority granted by the shareholders at the Annual General Meeting of Vodafone on 27 July 2021 (the '2021 AGM'), is 2,799,591,581 ordinary shares. The number of ordinary shares to be purchased under the New Programme will not exceed 433,662,325 ordinary shares and is therefore within the 2021 AGM approved limit. The purchased shares will be held as treasury shares. The maximum amount allocated to the New Programme is £540 million (considering money received or paid under the accompanying option structure).

Any purchases of ordinary shares by Vodafone in relation to this announcement will be made on the London Stock Exchange and effected within certain pre-set parameters and in accordance with the authority granted by shareholders at the 2021 AGM, the Market Abuse Regulation 596/2014 as it forms part of domestic law by virtue of section 3 of the European Union (Withdrawal) Act 2018 (as amended) and Chapter 12 of the Listing Rules and will be discontinued in the event Vodafone ceases to have the necessary general authority to repurchase ordinary shares.

Details of the authority granted at the 2021 AGM can be found on our website under: https://investors.vodafone.com/sites/vodafone-ir/files/vodafone/agm/2021/vodafone-group-plc-2021-result-of-agm.pdf

Details of the mandatory convertible bond can also be found on our website under:

https://otp.tools.investis.com/Utilities/PDFDownload.aspx?Newsid=1237908

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: November 18, 2021	By:	/s/ R E S MARTIN
Name: Rosemary E S Martin
Title: Group General Counsel and Company
Secretary